# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T-Mobile US, Inc., CIK 0001283699
CUSIP: 872590104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12920 SE 38TH STREET, BELLEVUE, Washington (WA), 98006
Date of event which requires filing of this statement: 06/17/2025
Filed by CIK 0001755163
Persons authorized to receive notices and communications: Kenneth A. Siegel, Esq., Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo, Japan (M0), 100-6529, 81-3-3214-6522; John Horsfield-Bradbury, Esq., 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44 20 7959 8491; Robert G. DeLaMater, Esq., 125 Broad Street, New York, New York (NY), 10004, 1-212-558-4788

## Reporting persons
- SoftBank Group Capital Limited (CIK 0001755163): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Delaware Project 4 L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,566,400; shared voting power 0; sole dispositive power 3,566,400; shared dispositive power 0; aggregate amount beneficially owned 3,566,400 (1% of the class)
  Comment: (1) Based on the number of shares of Common Stock outstanding on April 17, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on April 24, 2025.
  
  (The terms used above are defined in the Explanatory Note of the Schedule 13D).
- Delaware Project 6 L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 33,043,108; shared dispositive power 0; aggregate amount beneficially owned 33,043,108 (2.91% of the class)
  Comment: (1) Based on the number of shares of Common Stock outstanding on April 17, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on April 24, 2025.
  
  (The terms used above are defined in the Explanatory Note of this Schedule 13D).
- Delaware Project 9 L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 27,251,557; shared dispositive power 0; aggregate amount beneficially owned 27,251,557 (2.4% of the class)
  Comment: (1) Based on the number of shares of Common Stock outstanding on April 17, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on April 24, 2025.
  
  (The terms used above are defined in the Explanatory Note of this Schedule 13D).
- SoftBank Group Corp.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 3,566,400; shared voting power 0; sole dispositive power 63,861,065; shared dispositive power 0; aggregate amount beneficially owned 63,861,065 (5.62% of the class)
  Comment: (1) The shares of Common Stock are held by Project 4 LLC, a wholly owned subsidiary of SoftBank.
  (2) As of the date hereof, the shares of Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank, Project 4 LLC, a wholly owned subsidiary of SoftBank and Project 9 LLC, a wholly owned subsidiary of SoftBank; the shares of Common Stock held by Project 6 LLC and Project 9 LLC are subject to the Proxy Agreement.
  (3) Based on the number of shares of Common Stock outstanding on April 17, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on April 24, 2025.
  
  (The terms used above are defined in the Explanatory Note of this Schedule 13D).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: T-Mobile US, Inc.
Address of issuer's principal executive offices: 12920 SE 38TH STREET, BELLEVUE, Washington (WA), 98006
Comment:
EXPLANATORY NOTE

This Amendment No. 17 (this "Schedule 13D Amendment") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020, Amendment No. 5 to the Schedule 13D filed with the Commission on October 6, 2020, Amendment No. 6 to the Schedule 13D filed with the Commission on September 7, 2021, Amendment No. 7 to the Schedule 13D filed with the Commission on September 9, 2021, Amendment No. 8 to the Schedule 13D filed with the Commission on September 16, 2021, Amendment No. 9 to the Schedule 13D filed with the Commission on September 28, 2021, Amendment No. 10 to the Schedule 13D filed with the Commission on February 4, 2022, Amendment No. 11 to the Schedule 13D filed with the Commission on March 29, 2022, Amendment No. 12 to the Schedule 13D filed with the Commission on April 13, 2022, Amendment No. 13 to the Schedule 13D filed with the Commission on June 6, 2023, Amendment No. 14 to the Schedule 13D filed with the Commission on December 26, 2023, Amendment No. 15 to the Schedule 13D filed with the Commission on June 11, 2024 and Amendment No. 16 to the Schedule 13D filed with the Commission on July 2, 2024 (as amended and supplemented, this "Schedule 13D"), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha ("SoftBank"), its wholly owned subsidiary SoftBank Group Capital Limited, a private limited company incorporated in England and Wales ("SBGC"), SoftBank's wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company ("Project 6 LLC"), SoftBank's wholly owned subsidiary, Delaware Project 4 L.L.C., a Delaware limited liability company ("Project 4 LLC") and SoftBank's wholly owned subsidiary, Delaware Project 9, L.L.C., a Delaware limited liability company ("Project 9 LLC," and together with SoftBank, SBGC, Project 6 LLC and Project 4 LLC, the "Reporting Persons"), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation ("T-Mobile" or the "Issuer"), par value $0.00001 per share (the "Common Stock").

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby supplemented by stating that Appendix A-1, Appendix A-2, Appendix A-3, Appendix A-4 and Appendix A-5 are incorporated herein by reference.

Appendix A-2, Appendix A-3, Appendix A-4 and Appendix A-5 each have been amended to reflect a change in directors (or managers, as applicable) of SBGC, Project 6 LLC, Project 4 LLC and Project 9 LLC and Appendix A-1 includes the board of directors and executive officers of SoftBank. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person on Appendix A-1, Appendix A-2, Appendix A-3, Appendix A-4 or Appendix A-5 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On June 17, 2025, Project 9 LLC sold an aggregate of 21,500,000 shares of Common Stock in an unregistered block sale transaction with an unaffiliated broker dealer pursuant to Rule 144 under the Securities Act of 1933, as amended, for net proceeds of approximately $4.8 billion (the "Block Sale"), representing approximately 1.89% of the shares of Common Stock outstanding as of April 17, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on April 24, 2025.

The Block Sale was undertaken as part of the Reporting Persons' normal course evaluation of their investment. Although the Reporting Persons do not have any specific plan or proposal to effect further sales of shares of Common Stock at the time of this filing, the Reporting Persons intend to monitor and evaluate their investment on an ongoing basis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended to include the following:
The information contained in the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information contained in Item 4 of this Schedule 13D is herein incorporated by reference. Other than as set forth in this Schedule 13D Amendment, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person on Appendix A-1, Appendix A-2, Appendix A-3, Appendix A-4 or Appendix A-5, has engaged in any transaction in any shares of Common Stock during the past 60 days.

## Signatures
- SoftBank Group Capital Limited: /s/ Adam Westhead, Adam Westhead, Director (06/19/2025)
- Delaware Project 4 L.L.C.: /s/ Hugh Manahan, Hugh Manahan, Manager (06/19/2025)
- Delaware Project 6 L.L.C.: /s/ Hugh Manahan, Hugh Manahan, Manager (06/19/2025)
- Delaware Project 9 L.L.C.: /s/ Hugh Manahan, Hugh Manahan, Manager (06/19/2025)
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (06/19/2025)